

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2023

Wei-Wu He
Chief Executive Officer
CASI Pharmaceuticals, Inc.
1701-1702, China Central Office Tower 1
No. 81 Jianguo Road Chaoyang District
Beijing, 100025
People's Republic of China

   Re: CASI Pharmaceuticals, Inc.
    Form 20-F for the Fiscal Year December 31, 2022
    File No. 001-41666

Dear Wei-Wu He:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Sincerely,

        Division of Corporation Finance
        Disclosure Review Program

cc: Peter Huang